SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of May 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

         Enclosures:

         1. A notification dated 2 May 2003 advising that Janus Capital Management LLC had notified that they had decreased their interest in the issued Ordinary share capital of The BOC Group plc to 3.91%.
         2. A notification dated 9 May 2003 advising that The Capital Group Companies, Inc had notified that they had decreased their interest in the issued Ordinary share capital of The BOC Group plc to 4.07%.
         3.   A notification dated 9 May 2003 that The BOC Group plc will be announcing its Half Year Results on Thursday 15 May 2003.
         4.   A notification dated 15 May 2003 advising that The Capital Group
              Companies, Inc had notified that they had decreased their interest in the issued Ordinary share capital of The BOC Group plc to 3.93%.
         5. A notification dated 15 May 2003 to advise that a copy of the Half Year Results were available at the UKLA Document Viewing Facility.
         6. A notification dated 16 May 2003 to advise that a copy of the Half Year Review 2003 was available at the UKLA Document Viewing Facility.
         7. A notification dated 20 May 2003 to advise that a copy of Form 20-F/A was available at the UKLA Document Viewing Facility.

         8. A notification dated 28 May 2003 advising that Janus Capital Management LLC had notified that they had decreased their interest in the issued Ordinary share capital of The BOC Group plc to 2.80%.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 2 MAY 2003
                  AT 13.58 HRS UNDER REF: PRNUK-0205031356-A03F


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      The BOC Group plc                                      Janus Capital Management LLC

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that           See additional information
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

     Ordinary shares of 25p each                             1 May 2003                     2 May 2003



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      19,453,993                                             3.91%

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      In a letter dated 1 May 2003 and received on 2         David Kinnair
      May 2003 The BOC Group plc has been notified           Assistant Company Secretary
      pursuant to Section 198 of the Companies Act that      01276 807649
      as at 28 April 2003 Janus Capital Management LLC
      has a 3.91% notifiable interest in the issued
      Ordinary share capital of the Company (decreased
      from 4.15%).

      Janus Capital Management LLC holds all shares
      attributed to it solely in its capacity as
      investment adviser to Janus Capital Management
      LLC clients.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      David Kinnair


-------------------------------------------------------------------------------------------------------------------------

Date of notification ___2 May 2003 _________

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 9 MAY 2003
                  AT 13.00 HRS UNDER REF: PRNUK-0905031258-8FC0


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      The BOC Group plc                                      The Capital Group Companies, Inc

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that           See additional information
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

     Ordinary shares of 25p each                             7 May 2003                     9 May 2003



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      20,276,857                                             4.07%

-------------------------------------------------------------------------------------------------------------------------

14.   Any additional information                         15. Name of contact and telephone number for queries

      In a letter dated 8 May 2003 and received on 9         David Kinnair
      May 2003 The BOC Group plc has been notified           Assistant Company Secretary
      pursuant to Section 198 of the Companies Act that      01276 807649
      as at 7 May 2003 The Capital Group Companies, Inc
      has a 4.07% notifiable interest in the issued
      Ordinary share capital of the Company (decreased
      from 4.90%).

      This notifiable interest is held by investment management companies, of which The Capital Group
      Companies, Inc is the parent, as detailed below:

      Capital Guardian Trust Company
      14,646,192  2.94%
      Capital International Limited
      2,944,904  0.59%
      Capital International S.A.
      485,261  0.10%
      Capital International, Inc.
      200,500  0.04%
      Capital Research and Management Company
      2,000,000  0.40%

      Neither The Capital Group Companies, Inc nor any
      of its affiliates own shares for its own account.
      The shares above are owned by accounts under the
      discretionary investment management of one or
      more of the investment management companies
      listed above.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      David Kinnair


-------------------------------------------------------------------------------------------------------------------------

Date of notification ___9 May 2003 _________

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 9 MAY 2003
                  AT 13.09 HRS UNDER REF: PRNUK-0905031307-756A




9 May 2003

The BOC Group plc

The BOC Group plc will be announcing its results for the half-year ended 31 March 2003 on Thursday 15 May 2003.

Contact: Christopher Marsay, Group Manager - Investor Relations
         The BOC Group, Windlesham, UK
                     Telephone 01276 477222 (International +44 1276 477222)

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 15 MAY 2003
                  AT 13.03 HRS UNDER REF: PRNUK-1505031301-DF4F


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      The BOC Group plc                                      The Capital Group Companies, Inc

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that           See additional information
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

     Ordinary shares of 25p each                             13 May 2003                    15 May 2003



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      19,558,957                                             3.93%

-------------------------------------------------------------------------------------------------------------------------

14.   Any additional information                         15. Name of contact and telephone number for queries
      In a letter dated 14 May 2003 and received on 15       David Kinnair
      May 2003 The BOC Group plc has been notified           Assistant Company Secretary
      pursuant to Section 198 of the Companies Act that      01276 807649
      as at 13 May 2003 The Capital Group Companies,
      Inc has a 3.93% notifiable interest in the issued
      Ordinary share capital of the Company (decreased
      from 4.07%).

      This notifiable interest is held by investment management companies, of which The Capital Group
      Companies, Inc is the parent, as detailed below:

      Capital Guardian Trust Company
      14,084,492  2.83%
      Capital International Limited
      2,817,604  0.57%
      Capital International S.A.
      463,161  0.09%
      Capital International, Inc.
      193,700  0.04%
      Capital Research and Management Company
      2,000,000  0.40%

      Neither The Capital Group Companies, Inc nor any
      of its affiliates own shares for its own account.
      The shares above are owned by accounts under the
      discretionary investment management of one or
      more of the investment management companies
      listed above.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      David Kinnair


-------------------------------------------------------------------------------------------------------------------------

Date of notification ___15 May 2003 _________

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 15 MAY 2003
                  AT 13.06 HRS UNDER REF: PRNUK-1505031304-36BF

15 May 2003

THE BOC GROUP plc - NEWS RELEASE ON THE RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2003

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 16 MAY 2003
                  AT 13.55 HRS UNDER REF: PRNUK-1605031354-C0CE



16 May 2003

THE BOC GROUP plc - HALF YEAR REVIEW 2003

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 20 MAY 2003
                  AT 15.22 HRS UNDER REF: PRNUK-2005031521-BB5E




20 May 2003

THE BOC GROUP plc - FORM 20-F/A

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 28 MAY 2003
                  AT 15.06 HRS UNDER REF: PRNUK-2805031503-19F5

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      The BOC Group plc                                      Janus Capital Management LLC

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that           See additional information
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

     Ordinary shares of 25p each                             27 May 2003                    28 May 2003



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      13,935,042                                             2.80%


-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      The BOC Group plc had previously been advised          David Kinnair
      that pursuant to Section 198 of the Companies Act      Assistant Company Secretary
      1985 that Janus Capital Management LLC had a           01276 807649
      3.91% interest in the issued Ordinary share
      capital of the Company.

      In a letter dated 27 May 2003 and received on 28
      May 2003 The BOC Group plc has been notified that Janus Capital Management LLC no longer have a notifiable interest in the issued Ordinary share capital of the Company, such interest now being 2.80%.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      David Kinnair

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___28 May 2003 _________

-------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: June 2, 2003



                                     By:       /s/       David Kinnair
                                          --------------------------------------
                                          Name:  David Kinnair
                                          Title: Assistant Company Secretary